THE SWISS HELVETIA FUND, INC.

1270 AVENUE OF THE AMERICAS, SUITE 400

NEW YORK, NEW YORK 10020

1-888-SWISS-00 (1-888-794-7700)

January 13, 2014

Dear Stockholder:

We are pleased to inform you that The Swiss Helvetia Fund, Inc., a non-diversified, closed-end management investment company incorporated under the laws of the state of Delaware (the “Fund”), is offering to purchase for cash up to 4,579,480 (approximately 15%) of its issued and outstanding shares of common stock, $0.001 par value per share, at a price per share equal to 95% of the Fund’s net asset value (“NAV”) per share, upon the terms and subject to the conditions set forth in the offer to purchase and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Offer will expire at 5:00 p.m., New York City time, on February 11, 2014, unless extended (such date and time, as the same may be extended, the “Expiration Date”). The purchase price per share for shares validly tendered and not properly withdrawn in the Offer will be determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the shares are traded, on the business day immediately following the day the Offer expires (the “Pricing Date,” and such price, expressed as a percentage of NAV per share, the “Purchase Price”), net to you in cash, less applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer.

All shares that the Fund does not accept for purchase because of proration will be returned at the Fund’s expense to the stockholders that tendered such shares promptly after the Expiration Date.

The Board of Directors of the Fund (the “Board”) believes that the Offer will provide stockholders with an alternative source of liquidity for their investment in the shares. In approving the Offer, the Board considered a number of factors, including: that the Offer could enable stockholders to tender a portion of their shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer could increase liquidity for common stockholders; that the Offer is expected to have an accretive impact to NAV per share for common stockholders who remain invested in the Fund; and that the Offer may assist in narrowing the discount to NAV per share at which the shares trade. The Board also considered whether the Offer would be consistent with the investment and other policies of the Fund; the potential impact the Offer may have on the asset size and expenses of the Fund; and the potential impact of the Offer on the Fund’s ability to implement its investment strategies and achieve its investment objective.

The Board has approved the Offer. However, none of the Fund, its Board, its investment adviser or AST Fund Solutions, LLC, the information agent (the “Information Agent”), makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in the offer to purchase and in the related letter of transmittal, including the Fund’s reasons for making the Offer.

There can be no assurance that the Offer will not negatively affect the Fund’s earnings per share. Likewise, there can be no assurance that this Offer or any other actions taken by the Board will reduce or eliminate any market price discount from NAV per share of the shares. The market price of the shares will also be determined by, among other things, the relative demand for and supply of shares in the market, the Fund’s investment performance, the Fund’s yield and investor perception of the Fund’s overall attractiveness as an investment as compared with other investment alternatives.

Please direct any questions regarding the offer to purchase to the Information Agent at (866) 207-3649.

Sincerely,

Rudolf Millisits,
Chief Executive Officer